Exhibit 99.1

Unaudited Interim Report

for the three-month period ended

31 March 2020

The following is a review of our financial condition and results of operations as of 31 March 2020 and for the three-month periods ended 31 March 2020 and 2019, and of the key factors that have affected or are expected to be likely to affect our ongoing and future operations.

This document includes information from the previously published results announcement and unaudited interim report of Anheuser-Busch InBev SA/NV for the three-month period ended 31 March 2020, as amended to comply with the requirements of Regulation G and Item 10(e) of Regulation S-K promulgated by the U.S. Securities and Exchange Commission (“SEC”). The purpose of this document is to provide such additional disclosure as may be required by Regulation G and Item 10(e) and to delete certain information not in compliance with SEC regulations. This document does not update or otherwise supplement the information contained in the previously published results announcement and unaudited interim report.

Some of the information contained in this discussion, including information with respect to our plans and strategies for our business and our expected sources of financing, contain forward-looking statements that involve risk and uncertainties. You should read “Forward-Looking Statements” below for a discussion of the risks related to those statements. You should also read “Item 3. Key Information—D. Risk Factors” of our Annual Report on Form 20-F for the year ended 31 December 2019 filed with the SEC on 24 March 2020 (“2019 Annual Report”) for a discussion of certain factors that may affect our business, financial condition and results of operations. See “Presentation of Financial and Other Data” in our 2019 Annual Report for further information on our presentation of financial information.

We have prepared our interim unaudited condensed consolidated financial statements as of 31 March 2020 and for the three-month period ended 31 March 2020 and 2019 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union (“IFRS”). The financial information and related discussion and analysis contained in this report are presented in U.S. dollars except as otherwise specified. Unless otherwise specified the financial information analysis in this Form 6-K is based on interim unaudited condensed financial statements as of 31 March 2020 and for the three-month period ended 31 March 2020 and 2019. The reported numbers as of 31 March 2020 and for the three-month period ended 31 March 2020 and 2019 are unaudited, and in the opinion of management, include all normal adjustments that are necessary to present fairly the results for the interim periods. Due to seasonal fluctuations and other factors, the results of operations for the three-month period ended 31 March 2020 and 2019 are not necessarily indicative of the results to be expected for the full year. Certain monetary amounts and other figures included in this report have been subject to rounding adjustments. Accordingly, any discrepancies in any tables between the totals and the sums of amounts listed are due to rounding.

We are a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). Our Dream is to bring people together for a better world. Beer, the original social network, has been bringing people together for thousands of years. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest natural ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona® and Stella Artois®; multi-country brands Beck’s®, Hoegaarden®, Leffe® and Michelob Ultra®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Castle®, Castle Lite®, Cristal®, Harbin®, Jupiler®, Modelo Especial®, Quilmes®, Victoria®, Sedrin® and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 170 000 employees based in nearly 50 countries worldwide. For 2019, AB InBev’s reported revenue was 52.3 billion US dollar (excluding joint ventures and associates).

Capitalized terms used herein and not defined have the meanings given to them in the 2019 Annual Report.

Forward-Looking Statements

There are statements in this document, such as statements that include the words or phrases “will likely result,” “are expected to,” “will continue,” “is anticipated,” “anticipate,” “estimate,” “project,” “may,” “might,” “could,” “believe,” “expect,” “plan,” “potential,” “we aim,” “our goal,” “our vision,” “we intend” or similar expressions that are forward-looking statements. These statements are subject to certain risks and uncertainties. Actual results may differ materially from those suggested by these statements due to, among others, the risks or uncertainties listed below. See also “Item 3. Key Information—D. Risk Factors” of our 2019 Annual Report for further discussion of risks and uncertainties that could impact our business.

These forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict, that may cause actual results or developments to differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others:

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local, regional, national and international economic conditions, including the risks of a global recession or a recession in one or more of our key markets, and the impact they may have on us and our customers and our assessment of that impact;

•	the effects of the COVID-19 pandemic and uncertainties about its impact and duration;

•

financial risks, such as interest rate risk, foreign exchange rate risk (in particular as against the U.S. dollar, our reporting currency), commodity risk, asset price risk, equity market risk, counterparty risk, sovereign risk, liquidity risk, inflation or deflation, including inability to achieve our optimal net debt level;

•

continued geopolitical instability, which may result in, among other things, economic and political sanctions and currency exchange rate volatility, and which may have a substantial impact on the economies of one or more of our key markets;

•	changes in government policies and currency controls;

•

continued availability of financing and our ability to achieve our targeted coverage and debt levels and terms, including the risk of constraints on financing in the event of a credit rating downgrade;

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the monetary and interest rate policies of central banks, in particular the European Central Bank, the Board of Governors of the U.S. Federal Reserve System, the Bank of England, Banco Central do Brasil, Banco Central de la República Argentina, the Central Bank of China, the South African Reserve Bank, Banco de la República in Colombia, the Bank of Mexico and other central banks;

•

changes in applicable laws, regulations and taxes in jurisdictions in which we operate, including the laws and regulations governing our operations and changes to tax benefit programs, as well as actions or decisions of courts and regulators;

•	limitations on our ability to contain costs and expenses;

•	our expectations with respect to expansion plans, premium growth, accretion to reported earnings, working capital improvements and investment income or cash flow projections;

•	our ability to continue to introduce competitive new products and services on a timely, cost-effective basis;

•	the effects of competition and consolidation in the markets in which we operate, which may be influenced by regulation, deregulation or enforcement policies;

•	changes in consumer spending;

•	changes in pricing environments;

•	volatility in the prices of raw materials, commodities and energy;

•	difficulties in maintaining relationships with employees;

•	regional or general changes in asset valuations;

•	greater than expected costs (including taxes) and expenses;

•

the risk of unexpected consequences resulting from acquisitions, joint ventures, strategic alliances, corporate reorganizations or divestiture plans, and our ability to successfully and cost-effectively implement these transactions and integrate the operations of businesses or other assets we have acquired;

•	the outcome of pending and future litigation, investigations and governmental proceedings;

•	natural and other disasters, including widespread health emergencies, cyberattacks and military conflict and political instability;

•	any inability to economically hedge certain risks;

•	inadequate impairment provisions and loss reserves;

•	technological changes, threats to cybersecurity and the risk of loss or misuse of personal data;

•	other statements included in these interim unaudited condensed consolidated financial statements that are not historical; and

•	our success in managing the risks involved in the foregoing.

Many of these risks and uncertainties are, and will be, exacerbated by the COVID-19 pandemic and any worsening of the global business and economic environment as a result. Our statements regarding financial risks, including interest rate risk, foreign exchange rate risk, commodity risk, asset price risk, equity market risk, counterparty risk, sovereign risk, inflation and deflation, are subject to uncertainty. For example, certain market and financial risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market or financial risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

We caution that the forward-looking statements in this document are further qualified by the risk factors disclosed in “Item 3. Key Information—D. Risk Factors” of our 2019 Annual Report that could cause actual results to differ materially from those in the forward-looking statements. Subject to our obligations under Belgian and U.S. law in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Business update in light of the global COVID-19 pandemic

The COVID-19 pandemic presents unprecedented challenges for societies, governments and businesses across the world. The health and safety of our colleagues continues to be our first priority and we are doing our part globally to help our communities, support our partners and connect with our consumers in new ways.

Our business started the year with good momentum and delivered volume growth of 1.9%1 in the first two months of 2020 excluding China, where the COVID-19 outbreak began in late January.

The impact of COVID-19 on our global results increased significantly toward the end of the first quarter of 2020. Consequently, in the first quarter of 2020, our total volume declined by 9.3%1 and by 3.6%1 excluding China. Revenue declined by 5.8%2 while revenue per hectoliter grew by 3.9%. EBITDA, as defined, before exceptional items3, of USD 3,949 million represents a decline of 13.7%4, with margin contraction of 331 bps to 35.9%.

We expect that the impact on our results for the second quarter of 2020 will be materially worse than in the first quarter of 2020. This has already become evident in our April 2020 global volumes, which declined by approximately 32%1, primarily driven by the closure of the on-premise channel in most markets and government restrictions imposed on certain operations of ours in connection with the COVID-19 pandemic.

Our diverse geographic footprint allows us to apply best practices from our experiences in China and South Korea to the rest of our markets, as they move through different stages of the crisis and into eventual recovery. For context, in China, our volumes declined by approximately 17%1 in April 2020, an improvement from the decline of 46.5% in the first quarter of 2020.

We have been investing in new capabilities for several years to better connect with our customers and consumers by leveraging technology, such as B2B sales and e-commerce platforms, which provide us with a structural advantage in these unique circumstances.

We have exercised prudent financial discipline with several proactive measures, including optimizing our cost base, revising our final 2019 dividend proposal and maintaining a strong liquidity position.

Management Comments

At AB InBev, we believe in bringing people together for a better world. Today, the world faces an extraordinary and unprecedented crisis, and our purpose has never been more relevant. We extend our immense gratitude to those on the frontlines for their commitment to keeping us and our families safe, especially the healthcare workers around the world.

Supporting our People

The health and safety of our people is our top priority. We sincerely thank all our colleagues for their resilience, dedication and agility. We especially commend the efforts of our colleagues on the ground for the work they are doing to ensure business continuity during these volatile times. We have implemented measures to protect the safety of these employees, such as strict sanitation practices, health tracking and personal protective equipment.

Helping our Communities

Our products are almost entirely sourced and brewed locally. At this time, we have not experienced any material disruption to our supply chain and continue to closely monitor the situation. Our highly localized footprint makes us deeply connected to the communities in our markets across the world. We are working closely with local governments and other stakeholders to leverage our scale, capabilities and resources to support the fight against the pandemic.

To date, we have converted our operations to produce and donate water and more than three million bottles of hand sanitizer in over 25 countries. We have mobilized our fleet of trucks to deliver food, water and medical supplies as well as contributed to the health infrastructure in certain markets, such as by helping to build public healthcare facilities in Mexico, Colombia, Brazil and Peru and by donating medical supplies, including more than three million face shields that we are manufacturing. In the United States, we collaborated with our sports partners and the American Red Cross to convert stadiums and our own tour facilities into temporary blood drive centers that comply with social distancing measures.

As local pubs, bars and restaurants have closed to contain the spread of COVID-19, we have launched a series of tailored initiatives in support of these partners across 20 of our markets, including subsidizing consumer purchases of vouchers for future use, creating platforms to advertise local delivery options and offering training and rewards programs to hospitality staff.

1 Excluding volume changes attributable to the 2019 and 2020 acquisitions and disposals, see “—Volumes” below.

2 Excluding the effects of the 2019 and 2020 acquisitions and disposals, changes in presentation of commercial investments and currency translation effects, see “—Revenue” below.

3 For a discussion of how we use EBITDA, as defined, and its limitations, and a table showing the calculation of our EBITDA, as defined, for the periods shown, see “—EBITDA, as defined” below.

4 Excluding the effects of the 2019 and 2020 acquisitions and disposals, changes in presentation of commercial investments, currency translation effects and exceptional items, see “—EBITDA, as defined” and “—Exceptional Items” below.

Connecting with our Customers and Consumers

For the past several years, we have been investing in new capabilities, enabled by technology, to better connect with our customers and consumers. These initiatives are more relevant now than ever before. Growing trends, such as digital sales, e-commerce and online marketing, have accelerated dramatically in recent months.

In many of our markets, our customers can place orders online through our B2B and marketplace platforms, which were established and enhanced in recent years. Our Direct-to-Consumer e-commerce platforms, such as Zé Delivery in Brazil, Beer Hawk in the UK and Saveur Bière in France, are gaining significant traction, as are our partnerships with third party home-delivery platforms. We are also activating the power of our brands to connect with our consumers in their homes. For example, we have developed unique activities to support social distancing measures, including Michelob Ultra’s at-home fitness programs in the US, Budweiser’s e-clubbing partnerships in China and Brahma’s virtual country music concert series in Brazil, which had over three million viewers during its first live show.

We believe that the strong foundations we have built provide us with an advantaged position to capture the growth from these evolving trends.

Leveraging our Global Footprint

Our diverse global footprint is truly an asset at this time. Our experiences and insights from China and South Korea have resulted in the development of best practices to share with our operations around the world.

The impact on our business in each of our markets is generally a function of three factors: (i) the stage of the spread of the pandemic, (ii) the maturity characteristics of the market, including on- and off-premise channel mix and (iii) the extent of social distancing measures adopted by the local government. Based on these factors, we can broadly group our markets into four clusters, facilitating best practice sharing across similar markets:

•

Recovering Markets: Our main markets in this cluster are China and South Korea, which are showing early signs of recovery. While some channels, such as nightlife, have been more impacted than others, we are seeing steady re-openings of many of our customers since the middle of March 2020 and our volume trends are improving sequentially. For context, our volume in China declined by approximately 17%[1] in April 2020 as compared to a volume decline of 46.5%[1] in the first quarter of 2020.

•

Less Restrictive Developed Markets: This cluster includes markets such as the US, Canada and Western Europe, where the off-premise channel represents the majority of our sales. They continue to practice social distancing, resulting in the effective shutdown of the on-premise channel. We have seen an uplift in sales in the off-premise channel as consumers prepared to enjoy our products at home, though it is too early to determine the sustainability of this trend. We will use our learnings from the recovering markets to best service the off-premise channel, including through e-commerce, and to support the on-premise channel once it begins to reopen during recovery.

•

Less Restrictive Developing Markets: In these markets, such as Brazil and Colombia, our operations continue under strict social distancing. We have seen a significant impact to our volumes given the relevance of the on-premise channel, which is predominately closed. One of our key priorities is to develop programs to support our on-premise channel and our traditional trade partners so they may succeed once again following this crisis.

•

More Restrictive Developing Markets: In markets such as Mexico, South Africa and Peru, our brewery operations have been severely restricted. We continue to work with governments in this fast-changing environment and are doing our part in the fight against COVID-19. We look forward to resuming our operations when appropriate.

Results for the First Quarter of 2020

Our business started the year with good momentum and delivered volume growth of 1.9%1 in the first two months of 2020 excluding China, which experienced the COVID-19 outbreak beginning in late January.

The impact of COVID-19 on our results increased significantly toward the end of the first quarter of 2020. Social distancing and lockdown measures were put in place in most of our markets starting in the middle of March 2020. This had a disproportionately negative effect on the on-premise channel, which represented approximately one-third of our global volume in 2019. The e-commerce channel has accelerated its growth meaningfully, although representing a small portion of our total volume.

Consequently, our total volume declined by 9.3%1 in the first quarter of 2020 and by 3.6%1 excluding China. The loss in volume contributed to a revenue decline of 5.8%2, which was partially offset by revenue per hectoliter growth of 3.9%. EBITDA, as defined, before exceptional items3, of USD 3,949 million represents a decline of 13.7%4 with

1 Excluding volume changes attributable to the 2019 and 2020 acquisitions and disposals, see “—Volumes” below.

2 Excluding the effects of the 2019 and 2020 acquisitions and disposals, changes in presentation of commercial investments and currency translation effects, see “—Revenue” below.

3 For a discussion of how we use EBITDA, as defined, and its limitations, and a table showing the calculation of our EBITDA, as defined, for the periods shown, see “—EBITDA, as defined” below.

4 Excluding the effects of the 2019 and 2020 acquisitions and disposals, changes in presentation of commercial investments, currency translation effects and exceptional items, see “—EBITDA, as defined” and “—Exceptional Items” below.

margin contraction of 331 bps to 35.9%, as our bottom-line results were impacted by operational deleverage resulting from the impact of COVID-19 on our volumes and transactional currency headwinds.

The full impact of the COVID-19 pandemic on our future results remains uncertain. We expect that the impact on our results for second quarter of 2020 will be materially worse than in the first quarter of 2020 given the widespread social distancing measures and government restrictions currently in place. This has already become evident in our April 2020 global volumes, which declined by approximately 32%1 primarily driven by the closure of the on-premise channel in most markets and government restrictions imposed on certain operations in connection with the COVID-19 pandemic.

Exercising Financial Discipline

Our commitment to financial discipline is unwavering, especially in the context of the current volatility. We are proactively managing those factors upon which we have impact and influence.

Efficient utilization of our resources remains a core competency. It is an important driver of our industry-leading profitability and positions us well to emerge stronger from this crisis. We have implemented several cost-saving initiatives, including the suspension or cancellation of any non-committed discretionary capital expenditures, a significant reduction of variable administrative expenses including a travel freeze and cancellation of all company events, a freeze on packaging renovations, reevaluation of all sales and marketing investments that may not prove effective in the current circumstances and the renegotiation of commercial contracts where possible, including sponsorships. In addition, our Senior Leadership Team has volunteered to reduce their base salary by 20% for the rest of 2020.

On 14 April 2020, we announced a revision to our proposal to pay a final 2019 dividend of EUR 1.00 per share to a proposal to pay a final 2019 dividend of EUR 0.50 per share. We determined that this decision was prudent and in the best interests of the company, as it was consistent with our financial discipline, deleveraging commitments and other actions taken to navigate this environment.

We have also taken significant actions to maintain a strong liquidity position, which is critical during volatile times like these. We drew down our USD 9 billion revolving credit facility (“RCF”) in full and have completed successful bond issuances of EUR 4.5 billion and USD 6.0 billion in April 2020. None of our bonds nor our RCF hold any financial covenants. Additionally, as previously announced on 19 July 2019, we agreed to sell our Australian subsidiary Carlton & United Breweries to Asahi Group Holdings Ltd. for AUD 16 billion, equivalent to approximately USD 11 billion. The Australian Foreign Investment Review Board has granted regulatory clearance to Asahi Group Holdings, Ltd. This approval represents the conclusion of the regulatory review process. In line with the terms of the agreement between the parties, the transaction will close on 1 June 2020.

Preparing for a Strong Recovery

The fundamental strengths of our company remain unchanged. We have a clear commercial strategy, diverse geographic footprint, the world’s most valuable portfolio of beer brands, industry-leading profitability and an incredibly deep talent pool. We have also laid the groundwork to capture growth from accelerating trends such as B2B sales and e-commerce.

Our culture is as resilient as ever, and our people are stepping up with the passion and commitment of true owners. We are privileged to lead the global beer category, a category that has existed for centuries through many crises and will continue to thrive long after the current crisis is behind us.

1 Excluding volume changes attributable to the 2019 and 2020 acquisitions and disposals, see “—Volumes” below.

Results of Operations for the Three-month period Ended 31 March 2020 Compared to Three-month period ended 31 March 2019

Effective 30 September 2019, following the announcement on 19 July 2019 of the agreement to divest Carlton & United Breweries (“CUB” or “Australian operations”), our Australian subsidiary, to Asahi Group Holdings, Ltd. (“Asahi”), we classified the assets and liabilities associated with the Australian operations as assets held for sale and liabilities associated with assets held for sale in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations. In addition, since the results of the Australian operations represent a separate major line of business, these are now accounted for as discontinued operations as required by IFRS 5 and presented in a separate line in the consolidated income statement (“profit from discontinued operations”). Consequently, the condensed consolidated results of operations for the three-month periods ended 31 March 2019 have been restated as if the classification had been applied as of 1 January 2019 to exclude the results of the Australian operations.

The table below presents our condensed consolidated results of operations for the three-month periods ended 31 March 2020 and 2019.

	Three-month period ended 31 March 2020	Three-month period ended 31 March 2019 (3)	Change

	(USD million, except volumes)		(%)(1)

Volumes (thousand hectoliters)	119,683	131,715	(9.1)
Revenue	11,003	12,224	(10.0)
Cost of sales	(4,573)	(4,777)	4.3
Gross profit	6,431	7,447	(13.6)
Selling, General and Administrative expenses	(3,721)	(3,938)	5.5
Other operating income/(expenses)	95	158	(39.9)
Exceptional items	(44)	(45)	2.2
Profit from operations	2,760	3,623	(23.8)

EBITDA, as defined(2)	3,905	4,756	(17.9)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

(2)	For a discussion of how we use EBITDA, as defined, and its limitations, and a table showing the calculation of our EBITDA, as defined, for the periods shown, see “—EBITDA, as defined” below.

(3)	Our condensed consolidated results of operations for 2019 have been restated to reflect the classification of the Australian operations as discontinued operations.

Volumes

Our reported volumes include both beer (including near-beer) and non-beer (primarily carbonated soft drinks) volumes. In addition, volumes include not only brands that we own or license, but also third-party brands that we brew or otherwise produce as a subcontractor and third-party products that we sell through our distribution network, particularly in Europe. Volumes sold by the Global Export and Holding Companies businesses are shown separately.

The table below summarizes the volume evolution by business segment.

	Three-month period ended 31 March 2020	Three-month period ended 31 March 2019 (2)	Change
	(thousand hectoliters)		(%)(1)

North America	24,383	24,522	(0.6)
Middle Americas	29,937	30,513	(1.9)
South America	34,260	36,268	(5.5)
EMEA	18,087	18,147	(0.3)
Asia Pacific	12,781	22,104	(42.2)
Global Export & Holding Companies	236	161	46.6

Total	119,683	131,715	(9.1)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

(2)

Effective 30 September 2019, the Australian operations were classified as a disposal group held for sale, and consequently accounted for as discontinued operations. The figures for the period ended 31 March 2019 have been restated to reflect this change.

Our consolidated volumes for the three-month period ended 31 March 2020 decreased by 12.0 million hectoliters, or 9.1%, to 119.7 million hectoliters compared to our consolidated volumes for the three-month period ended 31 March 2019. The results for the three-month period ended 31 March 2020 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2019 and 2020.

The 2019 and 2020 acquisitions and disposals include acquisitions which were individually not significant (collectively the “2019 and 2020 acquisitions and disposals”).

The 2019 and 2020 acquisitions and disposals impacted positively our volumes by 0.3 million hectoliters (net) for the three-month period ended 31 March 2020 compared to the three-month period ended 31 March 2019.

Excluding volume changes attributable to the acquisitions and disposals described above, total volumes decreased 9.3%. Our own beer volumes decreased 10.5% in the three-month period ended 31 March 2020 compared to the three-month period ended 31 March 2019. On the same basis, in the three-month period ended 31 March 2020, our non-beer volumes decreased 0.2% compared to the same period in 2019. Excluding China, where the COVID-19 pandemic began in late January 2020, we delivered volume growth of 1.9% in the first two months of 2020. The impact of COVID-19 on our global results increased significantly toward the end of the first quarter. Social distancing and lockdown measures were put in place in most of our markets starting the middle of March 2020. This had a disproportionately negative effect on the on-premise channel, which represented approximately one-third of our global volume last year. The e-commerce channel has accelerated its growth meaningfully, although representing a small portion of our total volume.

North America

In the three-month period ended 31 March 2020, our volumes in North America decreased by 0.1 million hectoliters, or 0.6%, compared to the three-month period ended 31 March 2019.

Excluding volume changes attributable to the acquisitions and disposals, our total volumes decreased by 0.7% in the three-month period ended 31 March 2020 compared to the same period last year.

We estimate that industry sales-to-retailers in the United States grew by 0.3% in the first quarter of 2020, while our own sales-to-retailers declined by 0.7% and our sales-to-wholesalers were down 1.0%.

Our total market share in the United States declined by an estimated 50 bps in the first quarter of 2020, predominantly driven by mix due to the growth of hard seltzer within the flavored malt beverage category where we currently under-index, though we are gaining market share in that segment led by the successful launch of Bud Light Seltzer. According to IRI, the hard seltzer segment grew by around 300% in the first quarter of 2020, while our own portfolio of hard seltzers grew by nearly 600%. In beer (excluding the flavored malt beverage category), we estimate we lost approximately 30 bps of share, partially driven by the fact that we cycled the impact of shipment phasing ahead of a price increase in the second quarter of 2019.

Our portfolio delivered meaningful dollar growth for the industry in the first quarter of 2020, with Michelob Ultra, Bud Light Seltzer Variety Pack and Busch Light among the top 10 brands contributing to growth. Our above core portfolio outperformed the industry, gaining an estimated 95 bps of market share, led by the Michelob Ultra family, our innovations and our regional craft portfolio. The mainstream segment remained under pressure in the first quarter of 2020, as consumers traded up to higher price tiers, with our core, core light and value brands delivering an estimated 140 bps of market share loss. Within the mainstream segment, we estimate our portfolio lost approximately 50 bps of market share.

In response to the COVID-19 pandemic, “stay-at-home” orders and other social distancing measures were implemented in the United States beginning in the middle of March 2020, at varying levels across states. As the industry came under pressure due to the closure of the on-premise channel and the cancellation of major sporting events, we were able to leverage the learnings from our global colleagues to quickly and efficiently adapt our operations to continue supplying the market and meeting consumer demand. We are focused on executing initiatives that will support the reopening of the on-premise channel while effectively servicing the off-premise channel. At the onset of the crisis, we observed an uplift in beer sales in the off-premise channel, disproportionately benefitting established brands and larger packs, though it is too early to determine if these trends demonstrate a longer-term shift in consumer behavior.

In Canada, we grew our volumes by low-single digits in the first quarter of 2020, driven by market share gains in a beer industry that returned to growth as well as the strong growth of our industry-leading “beyond beer” portfolio. As government restrictions came into place in the middle of March 2020, the on-premise channel was effectively shutdown. We have observed an uplift in the off-premise channel as consumers prepared to enjoy our products at home, though it is too early to determine the sustainability of this trend.

Middle Americas

In the three-month period ended 31 March 2020, our volumes in Middle Americas decreased by 0.6 million hectoliters, or 1.9%, compared to the three-month period ended 31 March 2019.

Excluding volume changes attributable to the acquisitions and disposals, our total volumes decreased by 2.6% in the three-month period ended 31 March 2020 compared to the same period last year.

Our business in Mexico delivered another strong quarter, as our performance in the first quarter of 2020 was not yet meaningfully impacted by restrictions pertaining to the COVID-19 pandemic. Our volumes grew by mid-single digits, ahead of the industry. Our portfolio development supported our performance in the first quarter of 2020, as we saw growth across all segments. Our core portfolio delivered very good results, driven by both Corona and Victoria. Additionally, our above core and premium portfolio contributed meaningfully, led by the Modelo family and Michelob Ultra, which both grew by double-digits. We are enhancing our portfolio through a robust innovation pipeline, such as the recent launches of Modelo Trigo, Pacifico Suave and Vicky Chamoy.

In early 2019, we signed a contract with OXXO, the largest c-store chain in Mexico, to begin selling our portfolio of beers in their 17 000+ stores in order to reach more consumers in more occasions. In line with our progressive entry plan, we successfully deployed our third wave of stores in January 2020 and are now present in more than 6,000 stores, with plans to continue expansion into additional stores through 2022.While the first quarter of 2020 was minimally impacted by the COVID-19 pandemic, the outbreak has been addressed with a nationwide lockdown implemented as of the first week of April 2020. Many industries have been required to cease operations, including the beer industry. Our non-alcohol business currently remains operational while our breweries and distribution operations have been restricted by current government mandates. While the on-premise channel is effectively closed, the off-premise channel is permitted to continue selling beer from existing inventory, though most points of sale are facing stock-outs after the Easter holiday.

In Colombia, we entered 2020 with continued momentum. In the first two months of 2020, we delivered volume growth of high-single digits in both our beer and non-beer businesses. However, the first quarter of 2020 was significantly impacted by social distancing measures put in place in the middle of March 2020 to address the COVID-19 pandemic. This led to a volume decline of mid-single digits, primarily driven by beer volume declines of mid-single digits, while our non-beer volumes delivered a flattish performance.

We once again gained share of total alcohol in the first quarter of 2020 and continued expanding the premium segment. Our global brands grew by more than 20%, led by Corona. We also saw a successful expansion of the 1-liter returnable glass bottle for our core portfolio, enhancing smart affordability initiatives in relevant regions.

In the middle of March 2020, the government imposed a national quarantine. The on-premise channel, which comprises slightly more than 50% of our volumes, was closed across in the country, although sales are permitted for home delivery. We are actively working to support our on-premise partners during this time. We have created a digital platform to fulfill home deliveries, available to both the on-premise and off-premise channels, and we are enhancing our efforts to ensure product availability.

In Peru, our volumes declined by high teens in the first quarter of 2020, driven by lockdown measures implemented across the country as of the middle of March 2020 in response to COVID-19. Prior to the lockdown, we saw strong performances from our global brands and our innovations in the first quarter of 2020, including the continued success of Golden, a smart affordability innovation we launched in the fourth quarter of 2019. Under the original government mandate, beer was not permitted to be produced, distributed or sold in any channel, though our non-alcohol business remained operational. At the end of April 2020, we received government clearance to resume distribution of existing products.

In Ecuador, our performance was also significantly impacted by government measures in March 2020 to shutdown the on-premise channel across the country, as well as some local measures to shutdown full regions, which affected approximately half of our total volumes. In the first quarter of 2020, our volumes declined by double-digits. Prior to March 2020, our volumes were growing by double-digits, driven by the strong performance of our brand portfolio across the price spectrum.

South America

In the three-month period ended 31 March 2020, our volumes in South America decreased by 2.0 million hectoliters, or 5.5%, compared to the three-month period ended 31 March 2019, with our beer volumes decreasing 7.3% and soft drinks decreasing 0.1%.

The first quarter of 2020 was a challenging quarter in Brazil, as anticipated cost headwinds were further exacerbated by the COVID-19 pandemic in March 2020. Our total volumes decreased by 9.3%. Beer volumes were down by 11.8% and non-beer volumes declined by 1.4%. According to Nielsen, the beer industry and the non-beer industry both declined by mid-single digits. Our volume performance in the first quarter of 2020 was impacted by a soft industry and unfavorable mix shift as the premium segment, where we under-index, considerably outperformed the industry.

We are continuing to develop our portfolio in line with the category expansion framework to position ourselves for a recovery after COVID-19. While we currently under-index in the premium segment, we are taking a portfolio approach to most effectively address a variety of consumer needs and occasions. Our premium portfolio has a strong base with our global brands and regional craft brands, and we are working to enhance it further through initiatives such as the recent launch of Beck’s in the international premium pure malt space and our innovation in the core plus pure malt space, Brahma Duplo Malte. Bohemia grew by strong double-digits following its successful repositioning and the launch of a new visual brand identity. In the core segment, Skol Puro Malte continues to gain momentum, posting substantial growth in the first quarter of 2020. Additionally, our regional crop brands have more than doubled since 2019.

In March 2020, restrictive measures were implemented across Brazilian states in response to the COVID-19 pandemic, including the lockdown of the on-premise channel, which represents more than half of our volume. We are committed to staying close to our consumers and customers throughout this time by leveraging technology. We see an opportunity to grow the in-home consumption occasion, especially through our unique Direct-to-Consumer platform “Zé

Delivery”. Through the platform, we connect our customers, bars, restaurants, consumers and drivers to enable cold beer delivery in less than 60 minutes.

In Argentina, the consumer environment remains challenging, however, we delivered high single digit volume growth in the first quarter of 2020, ahead of the industry and supported by a favorable comparable. Our above core portfolio performed well, led by consistently strong growth of our global brands Corona and Stella Artois as well as our local champion, Andes Origen, in the core plus segment. In response to the COVID-19 pandemic, a full national lockdown was implemented as of the middle of March 2020. The on-premise channel is effectively shut and there are restrictions on hours of operation in the off-premise channel, which represents approximately 90% of our volume.

EMEA

In EMEA, our volumes, including subcontracted volumes, for the three-month period ended 31 March 2020 decreased by 0.1 million hectoliters, or 0.3%, compared to the three-month period ended 31 March 2019.

Excluding volume changes attributable to the acquisitions and disposals, our beer volumes for the three-month period ended 31 March 2020 decreased 0.1% compared to the same period last year.

In Europe, our volumes declined by low single-digit in the first quarter of 2020 as a result of COVID-19 restrictive measures. We observed a full shut down of the on-premise channel throughout March 2020, which represents approximately 30% of our business in the region. We continued to gain market share across almost all our markets, supported by our global brands. Corona continued its strong momentum and grew by high single digits, while Budweiser grew by mid-single digits following successful launches last year in France and the Netherlands.

In the first quarter of 2020, our volumes in South Africa grew by low-single digits, as a strong performance in the first two months of 2020 was partially offset by the impact of COVID-19 in March. Top-line growth was supported by continued share gains in the premium segment. Corona grew by triple-digits and our flavored malt beverages performed well once again, growing by double-digits. As the macroeconomic situation in the country remains challenging, we have seen success from our smart affordability strategies, led by our value brand Lion Lager, which grew by double-digits.

Restrictions on the sale of alcohol in all channels and social distancing measures were implemented in the middle of March 2020, with a complete shutdown beginning on 27 March 2020, significantly impacting our volumes. Our brewery and distribution operations have been severely restricted by current government mandates.

In Africa excluding South Africa, in the first quarter of 2020, we delivered high single digit volume growth in Nigeria. With respect to COVID-19, measures being taken in Nigeria vary state by state, though most major states have mandated a lockdown. We delivered volume growth in Mozambique, Zambia and Uganda, while volumes were lower in Tanzania. Measures taken to combat the COVID-19 pandemic vary by country, but implementation generally began in late March and early April 2020 to shutdown the on-premise channel in most markets. Our breweries mostly remain operational and we are servicing the market, primarily the off-premise channel, in compliance with government regulations.

Asia Pacific

For the three-month period ended 31 March 2020, our volumes decreased by 9.3 million hectoliters, or 42.2%, compared to the three-month period ended 31 March 2019.

Excluding volume changes attributable to the acquisitions and disposals, our total volumes decreased by 42.3% in the three-month period ended 31 March 2020 compared to the same period last year.

In China, we faced a volume decline of 46.5% driven by the outbreak of COVID-19. COVID-19 struck China in late January 2020, just before the start of the Chinese New Year celebrations, one of the largest consumption occasions of the year. Most provinces implemented significant lockdown measures to combat the virus, lasting from late January through at least the end of February 2020. During this period, we observed virtually no activity in the nightlife channel, very limited activity in the restaurant channel and a meaningful decline in the in-home channel. However, we saw a significant acceleration of the e-commerce channel, where we are the market leader. We grew volumes by strong double-digits in this channel in the first quarter of 2020, growing our market share to approximately twice that of the next brewer. We have re-allocated our resources to take advantage of these trends, particularly in the in-home and e-commerce channels.

We created innovative platforms for our brands to engage with consumers in light of these new circumstances. In collaboration with Tmall, Budweiser launched an e-clubbing program where consumers can enjoy performances from local Electronic Dance Music DJs while simultaneously ordering Budweiser online. Harbin leveraged its connection to the e-sports passion point by partnering with key opinion leaders to host livestreaming events, during which consumers could make purchases in our store on JD.com.

In March 2020, we observed a steady recovery in the in-home and restaurant channels, though the nightlife channel is recovering at a slower pace due to ongoing social distancing measures. By the end of March 2020, almost all our wholesalers had resumed operations though operating at lower demand levels in light of the current situation. The recovery rate has been consistently improving each week since the beginning of March. We have re-opened all our breweries in China. We are working closely with our customers to prepare for a strong summer campaign as consumers continue to resume socializing.

In South Korea, our volumes experienced a meaningful decline in the first quarter of 2020 driven by COVID-19 as well as a challenging comparable. South Korea faced a significant outbreak of the virus in late February 2020, though businesses largely remained open across most of the country. Consumers actively practiced social distancing, which led to a meaningful decline in the on-premise channel in the first quarter of 2020. However, since the middle of March 2020, we have observed a consistent improvement in consumer sentiment. In the first quarter of 2020, we estimate that we grew total market share quarter-over-quarter.

Global Export & Holding Companies

For the three-month period ended 31 March 2020, Global Export and Holding Companies volumes increased by 0.1 million hectoliters. Excluding the volume changes attributable to the acquisitions and disposals, our total volumes in the three-month period ended 31 March 2020 increased 46.8% compared to the same period last year.

Revenue

The following table reflects changes in revenue across our business segments for the three-month period ended 31 March 2020 as compared to our revenue for the three-month period ended 31 March 2019:

	Three-month period ended 31 March 2020	Three-month period ended 31 March 2019 (2)	Change
	(USD million)		(%) (1)

North America	3,557	3,478	2.3
Middle Americas	2,582	2,711	(4.8)
South America	2,185	2,618	(16.5)
EMEA	1,577	1,672	(5.7)
Asia Pacific	956	1,610	(40.6)
Global Export & Holding Companies	146	135	8.1

Total	11,003	12,224	(10.0)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

(2)

Effective 30 September 2019, the Australian operations were classified as a disposal group held for sale, and consequently accounted for as discontinued operations. The figures for the period ended 31 March 2019 have been restated to reflect this change.

Our consolidated revenue was USD 11,003 million for the three-month period ended 31 March 2020. This represented a decrease of USD 1,221 million, or 10.0%, as compared to our consolidated revenue for the three-month period ended 31 March 2019 of USD 12,224 million. The results for the three-month period ended 31 March 2020 reflect (i) the performance of our business after the completion of certain acquisitions and disposals we undertook in 2018 and 2019, (ii) currency translation effects and (iii) changes in presentation of commercial investments.

•

The 2019 and 2020 acquisitions and disposals and changes in presentation of commercial investments positively impacted our consolidated revenue by USD 17 million (net) for the three-month period ended 31 March 2020 compared to the three-month period ended 31 March 2019.

•

Our consolidated revenue for the three-month period ended 31 March 2020 also reflects a negative currency translation impact of USD 532 million mainly arising from currency translation effects in South America.

Excluding the effects of the 2019 and 2020 acquisitions and disposals and changes in presentation of commercial investments and currency translation effects, our revenue decreased 5.8% in total and increased by 3.9% on a per hectoliter basis in the three-month period ended 31 March 2020 compared to the same period in 2019. Our consolidated revenue for the three-month period ended 31 March 2020 was partially impacted by the decrease in volumes discussed above. On the same basis, our revenue per hectoliter for the three-month period ended 31 March 2020 increased compared to the same period last year, driven by ongoing premiumization and revenue management initiatives. This increase was most significant in South America, where revenue per hectoliter increased by mid-single digits, primarily driven by double-digit revenue per hectoliter growth in Argentina in line with inflation, and in North America, as a result of the price increase in the second half of 2019.

Combined revenues of our three global brands, Budweiser, Stella Artois and Corona, decreased 11.0% globally and 17.5% outside their respective home markets in the three-month period ended 31 March 2020.

Cost of Sales

The following table reflects changes in cost of sales across our business segments for the three-month period ended 31 March 2020 as compared to the three-month period ended 31 March 2019:

	Three-month period ended 31 March 2020	Three-month period ended 31 March 2019 (2)	Change
	(USD million)		(%)(1)

North America	(1,355)	(1,326)	(2.2)
Middle Americas	(822)	(824)	0.2
South America	(967)	(1,039)	6.9
EMEA	(767)	(727)	(5.5)
Asia Pacific	(513)	(740)	30.7
Global Export & Holding Companies	(150)	(122)	(23.0)

Total	(4,573)	(4,777)	4.3

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

(2)	The financial information for three-month period ended 31 March 2019 has been restated to reflect the classification of the Australian operations as discontinued operations.

Our consolidated cost of sales was USD 4,573 million for the three-month period ended 31 March 2020. This represented a decrease of USD 204 million, or 4.3%, compared to our consolidated cost of sales for the three-month period ended 31 March 2019. The results for the three-month period ended 31 March 2020 reflect (i) the performance of our business after the completion of certain acquisitions and disposals we undertook in 2019 and 2020 and (ii) currency translation effects.

•

The 2019 and 2020 acquisitions and disposals described above negatively impacted our consolidated cost of sales by USD 31 million for the three-month period ended 31 March 2020 compared to the three-month period ended 31 March 2019.

•

Our consolidated cost of sales for the three-month period ended 31 March 2020 also reflects a positive currency translation impact of USD 236 million mainly arising from currency translation effects in South America.

Excluding the effects of the business acquisitions and disposals and currency translation effects, our cost of sales remained unchanged. On the same basis, our consolidated cost of sales per hectoliter increased by 10.3%. This was primarily driven by operational deleverage resulting from the impact of COVID-19 on our volumes and transactional currency headwinds. Our consolidated cost of sales for the three-month period ended 31 March 2020 was partially impacted by decrease in volumes discussed above. The increase in cost of sales per hectoliter was most significant in Asia Pacific and in South America.

Operating Expenses

The discussion below relates to our operating expenses, which equal the sum of our distribution, sales and marketing expenses, administrative expenses and other operating income and expenses (net), for the three-month period ended 31 March 2020 as compared to the three-month period ended 31 March 2019. Our operating expenses do not include exceptional charges, which are reported separately.

Our operating expenses for the three-month period ended 31 March 2020 were USD 3,626 million, representing a decrease of USD 154 million, or 4.1%, compared to our operating expenses for the same period in 2019.

	Three-month period ended 31 March 2020	Three-month period ended 31 March 2019 (2)	Change
	(USD million)		(%)(1)

Selling, General and Administrative expenses	(3,721)	(3,938)	5.5
Other Operating Income/(Expenses)	95	158	(39.9)

Total Operating Expenses	(3,626)	(3,780)	4.1

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

(2)	The financial information for three-month period ended 31 March 2019 has been restated to reflect the classification of the Australian operations as discontinued operations.

Selling, General and Administrative Expenses

The following table reflects changes in our distribution expenses, sales and marketing expenses and administrative expenses (our “selling, general and administrative expenses”) across our business segments for the three-month period ended 31 March 2020 as compared to the three-month period ended 31 March 2019:

	Three-month period ended 31 March 2020	Three-month period ended 31 March 2019 (2)	Change
	(USD million)		(%)(1)

North America	(1,033)	(1,011)	(2.2)
Middle Americas	(700)	(747)	6.3
South America	(693)	(734)	5.6
EMEA	(622)	(648)	4.0
Asia Pacific	(417)	(493)	15.4
Global Export & Holding Companies	(256)	(306)	16.3

Total	(3,721)	(3,938)	5.5

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

(2)	The financial information for three-month period ended 31 March 2019 has been restated to reflect the classification of the Australian operations as discontinued operations.

Our consolidated selling, general and administrative expenses were USD 3,721 million for the three-month period ended 31 March 2020. This represented a decrease of USD 217 million, or 5.5%, as compared to the three-month period ended 31 March 2019. The results for the three-month period ended 31 March 2020 reflect (i) the performance of our business after the completion of certain acquisitions and disposals we undertook in 2019 and 2020 (ii) currency translation effects and (iii) changes in presentation of commercial investments.

•

The 2019 acquisitions and disposals described above and changes in presentation of commercial investments positively impacted our consolidated selling, general and administrative expenses by USD 8 million for the three-month period ended 31 March 2020 compared to the three-month period ended 31 March 2019.

•

Our consolidated selling, general and administrative expenses for the three-month period ended 31 March 2020 also reflects a positive currency translation impact of USD 172 million mainly arising from currency translation effects in South America.

Excluding the effects of the business acquisitions and disposals and changes in presentation of commercial investments and currency translation effects, our consolidated selling, general and administrative expenses decreased by 0.9%.

Other operating income/(expense)

The following table reflects changes in other operating income and expenses across our business segments for the three-month period ended 31 March 2020 as compared to the three-month period ended 31 March 2019:

	Three-month period ended 31 March 2020	Three-month period ended 31 March 2019 (2)	Change
	(USD million)		(%)(1)

North America	(7)	13	-
Middle Americas	3	7	(57.1)
South America	38	61	(37.7)
EMEA	44	42	4.8
Asia Pacific	16	27	(40.7)
Global Export & Holding Companies	-	8	-

Total	95	158	(39.9)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

(2)	The financial information for three-month period ended 31 March 2019 has been restated to reflect the classification of the Australian operations as discontinued operations.

The net positive effect of our consolidated other operating income and expenses was USD 95 million for the three-month period ended 31 March 2020. This represented a decrease of USD 63 million, or 39.9%, as compared to the three-month period ended 31 March 2019. The results for the three-month period ended 31 March 2020 reflect (i) the performance of our business after the completion of certain acquisitions and disposals we undertook in 2019 and 2020, and (ii) currency translation effects.

•

The 2019 acquisitions and disposals negatively impacted our net consolidated other operating income and expenses by USD 1 million for the three-month period ended 31 March 2020 compared to the three-month period ended 31 March 2019.

•	Our net consolidated other operating income and expenses for the three-month period ended 31 March 2020 also reflect a negative currency translation impact of USD 8 million.

Excluding the effects of the business acquisitions and disposals and currency translation effects, our net consolidated other operating income and expenses decreased by 34.5%, primarily driven by a decrease in government grants and sale of non-core assets.

Exceptional Items

Exceptional items are items which, in our management’s judgment, need to be disclosed separately by virtue of their size and incidence in order to obtain a proper understanding of our financial information. We consider these items to be significant in nature, and accordingly, our management has excluded these items from their segment measure of performance.

For the three-month period ended 31 March 2020, exceptional items consisted of restructuring charges, acquisition costs of business combinations, business and asset disposals, and costs related to the COVID-19 pandemic. Exceptional items were as follows for the three-month period ended 31 March 2020 and 2019:

	Three-month period ended 31 March 2020	Three-month period ended 31 March 2019 (1)
	(USD million)

Restructuring	(22)	(28)
Acquisition costs of business combinations	(2)	(7)
Business and asset disposal	(8)	(10)
COVID-19 costs	(12)	-

Total	(44)	(45)

Note:

(1)	The financial information for 2019 has been restated to reflect the classification of the Australian operations as discontinued operations.

Restructuring

Exceptional restructuring charges amounted to a net cost of USD 22 million for the three-month period ended 31 March 2020 as compared to a net cost of USD 28 million for the three-month period ended 31 March 2019. These charges primarily relate to organizational alignments. These changes aim to eliminate overlapping organizations or duplicated processes, taking into account the right match of employee profiles with the new organizational requirements. These expenses provide us with a lower cost base in addition to a stronger focus on our core activities, quicker decision-making and improvements to efficiency, service and quality.

Acquisitions costs of business combinations

The acquisition costs of business combinations amounted to a net cost of USD 2 million for the three-month period ended 31 March 2020 as compared to a net cost of USD 7 million for the three-month period ended 31 March 2019.

Business and asset disposal

Business and asset disposals amounted to a net cost of USD 8 million for the three-month period ended 31 March 2020, and primarily relate to costs incurred in relation to the divestiture of the Australia business. Business and asset disposals amounted to a net cost of USD 10 million for the three-month period ended 31 March 2019 mainly comprising costs incurred in relation to the completion of 2018 disposals.

COVID-19 costs

Cost associated with COVID-19 amounted to USD 12 million for the three-month period ended 31 March 2020. These expenses mainly comprise costs related to personal protection equipment for our colleagues, charitable donations and other costs incurred as a direct consequence of the COVID-19 pandemic.

Profit from Operations

The following table reflects changes in profit from operations across our business segments for the three-month period ended 31 March 2020 as compared to the three-month period ended 31 March 2019:

	Three-month period ended 31 March 2020	Three-month period ended 31 March 2019 (2)	Change
	(USD million)		(%)(1)

North America	1,158	1,154	0.3
Middle Americas	1,050	1,129	(7.0)
South America	559	903	(38.1)
EMEA	224	333	(32.7)
Asia Pacific	36	403	(91.1)
Global Export & Holding Companies	(267)	(298)	(10.4)

Total	2,760	3,623	(23.8)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

(2)	The financial information for three-month period ended 31 March 2019 has been restated to reflect the classification of the Australian operations as discontinued operations.

Our profit from operations was USD 2,760 million for the three-month period ended 31 March 2020. This represented a decrease of USD 863 million, or 23.8%, as compared to our profit from operations for the three-month period ended 31 March 2019. The results for the three-month period ended 31 March 2020 reflect (i) the performance of our business after the completion of certain acquisitions and disposals we undertook in 2019 and 2020 (ii) currency translation effects and (iii) the effects of certain exceptional items as described above.

•

The 2019 acquisitions and disposals described above negatively impacted our consolidated profit from operations by USD 5 million for the three-month period ended 31 March 2020 compared to the three-month period ended 31 March 2019.

•	Our consolidated profit from operations for the three-month period ended 31 March 2020 also reflects a negative currency translation impact of USD 128 million.

•

Our profit from operations for the three-month period ended 31 March 2020 was negatively impacted by USD 44 million of certain exceptional items, as compared to a negative impact of USD 45 million for the three-month period ended 31 March 2019. See “Exceptional Items” above for a description of the exceptional items during the three-month period ended 31 March 2020 and 2019.

Excluding the effects of the business acquisitions and disposals described above and currency translation effects, our profit from operations decreased by 20.1%. This decrease was most significant in Asia Pacific as a result of the COVID-19 pandemic and South America from cost of sales pressures.

EBITDA, as defined

The following table reflects changes in our EBITDA, as defined, for the three-month period ended 31 March 2020 as compared to three-month period ended 31 March 2019:

	Three-month period ended 31 March 2020	Three-month period ended 31 March 2019 (3)	Change
	(USD million)		(%)(1)

Profit attributable to equity holders of AB InBev	(2,250)	3,571	-
Profit attributable to non-controlling interests	109	311	(65.0)
Profit of the period	(2,141)	3,882	-
Profit from discontinued operations	125	121	3.3
Profit from continuing operations	(2,266)	3,761	-
Net finance cost	4,721	(756)	-
Income tax expense	318	671	52.6
Share of result of associates and joint ventures	(13)	(53)	(75.5)

Profit from operations	2,760	3,623	(23.8)
Depreciation, amortization and impairment	1,144	1,134	(0.9)

EBITDA, as defined(2)	3,905	4,756	(17.9)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

(2)

See “Item 5. Operating and Financial Review and Results of Operations—Results of Operations—Year Ended 31 December 2019 Compared to Year Ended 31 December 2018—EBITDA, as defined” of our 2019 Annual Report for additional information on our definition and use of EBITDA, as defined.

(3)	The financial information for three-month period ended 31 March 2019 has been restated to reflect the classification of the Australian operations as discontinued operations.

Our EBITDA, as defined, was USD 3,905 million for the three-month period ended 31 March 2020. This represented a decrease of USD 851 million, or 17.9%, as compared to our EBITDA, as defined, for the three-month period ended 31 March 2019. The results for the three-month period ended 31 March 2020 reflect (i) the performance of our business after the completion of the acquisitions and disposals we undertook in 2019 and 2020 and (ii) currency translation effects. Furthermore, our EBITDA, as defined, was negatively impacted by certain exceptional items by USD 44 million (before impairment losses) in the three-month period ended 31 March 2020, as compared to a negative impact of USD 45 million (before impairment losses) during the three-month period ended 31 March 2019. See “Exceptional Items” above for a description of the exceptional items during the three-month period ended 31 March 2020 and 2019.

Net Finance Income/(Cost)

Our net finance income/(cost) items were as follows for the three-month periods ended 31 March 2020 and 31 March 2019:

	Three-month period ended 31 March 2020	Three-month period ended 31 March 2019 (2)	Change
	(USD million)		(%)(1)

Net interest expense	(894)	(973)	8.1
Net interest on net defined benefit liabilities	(21)	(25)	16.0
Accretion expense	(159)	(143)	(11.2)
Mark-to-market (hedging of our share-based payment programs)	(1,855)	951	-
Other financial results	(231)	(176)	(31.3)

Net finance cost before exceptional finance results	(3,160)	(366)	-
Mark-to-market	(1,561)	923	-
Other	-	199	-

Exceptional net finance income/(cost)	(1,561)	1 122	-

Net finance income/(cost)	(4,721)	756	-

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

(2)	The financial information for three-month period ended 31 March 2019 has been restated to reflect the classification of the Australian operations as discontinued operations.

Our net finance cost for the three-month period ended 31 March 2020 was USD 4,721 million, as compared to a net finance income of USD 756 million for the three-month period ended 31 March 2019, representing a cost increase of USD 5,477 million.

The increase in net finance costs before exceptional financial items from USD 366 million for the three-month period ended 31 March 2019 to USD 3,160 million for the three-month period ended 31 March 2020 is driven primarily by a negative mark-to-market adjustment of USD 1,855 million in the three-month period ended 2019, linked to the hedging of our share-based payment program, compared to a positive mark-to-market adjustment of USD 951 million in the three-month period ended 31 March 2019.

The number of shares covered by the hedging of our share-based payment programs, together with the opening and closing share prices, are shown below:

	Three-month period ended 31 March 2020	Three-month period ended 31 March 2019
Share price at the start of the three-month period (in euro)	72.71	57.70
Share price at the end of the three-month period (in euro)	40.47	74.76
Number of derivative equity instruments at the end of the period (in millions)	54.0	46.9

Exceptional net finance income/(cost) includes a negative mark-to-market adjustment of USD 1,561 million on derivative instruments entered into to hedge the shares issued in relation to the combination with Grupo Modelo and SAB, compared to a positive mark-to-market adjustment of USD 923 million for the three-month period ended 31 March 2019. The number of shares covered by the hedging of the deferred share instrument and the restricted shares, together with the opening and closing share prices, are shown below:

	Three-month period ended 31 March 2020	Three-month period ended 31 March 2019
Share price at the start of the three-month period (in euro)	72.71	57.70
Share price at the end of the three-month period (in euro)	40.47	74.76
Number of derivative equity instruments at the end of the period (in millions)	45.5	45.5

Other exceptional net finance income for the three-month period ended 31 March 2019 also includes USD 199 million results from gains made on the early termination of certain bonds.

Share of Results of Associates and Joint Ventures

Our share of results of associates and joint ventures for the three-month period ended 31 March 2020 was USD 13 million as compared to USD 53 million for the three-month period ended 31 March 2019.

Income Tax Expense

Our total income tax expense for the three-month period ended 31 March 2020 was USD 318 million, with an effective tax rate of (16.2)%, as compared to an income tax expense of USD 671 million and an effective tax rate of 15.3% for the three-month period ended 31 March 2019. The effective tax rate for the three-month period ended 31 March 2020 was negatively impacted by non-deductible mark-to-market losses from derivatives related to the hedging of our share-based payment programs and the hedging of the shares issued in a transaction related to the combination with Grupo Modelo and SAB. The effective tax rate for the three-month period ended 31 March 2019 was positively impacted by non-taxable gains from these derivatives.

Profit Attributable to Non-Controlling Interests

Profit attributable to non-controlling interests was USD 109 million for the three-month period ended 31 March 2020, a decrease of USD 202 million from USD 311 million for the three-month period ended 31 March 2019.

Profit Attributable to Our Equity Holders

Profit/(loss) attributable to our equity holders for the three-month period ended 31 March 2020 was USD (2,250) million compared to USD 3,571 million for the same period in 2019. Basic earnings per share of USD (1.13) is based on 1,990 million shares outstanding, representing the weighted average number of ordinary and restricted shares outstanding during the three-month period ended 31 March 2020.

Excluding the after-tax impact of exceptional items discussed above, profit attributable to our equity holders from continuing operations for the three-month period ended 31 March 2020 would have been a loss of USD 845 million, and basic earnings per share would have been USD (0.42).

Underlying EPS for the three-month periods ended 31 March 2020 was USD 0.51. Underlying EPS is basic earnings per share excluding the after-tax exceptional items discussed above, the mark-to-market of the hedging of our share-based payment programs, the impact of hyperinflation accounting and the impact of discontinued operations.

The decrease in profit attributable to our equity holders for the three-month period ended 31 March 2020 was primarily due to a negative mark-to-market adjustment linked to the hedging of our share-based payment programs and losses on the hedging of the shares issued in transactions related to the combination with Grupo Modelo and SAB, compared to a positive mark-to-market adjustment linked to these hedges for the three-month period ended 31 March 2019.

	Three-month period ended 31 March 2020	Three-month period ended 31 March 2019(1)

	(USD per share)

Profit from continuing operations excluding exceptional items and hyperinflation	1.42	1.87
Hyperinflation accounting impacts	(0.01)	(0.02)

Profit from continuing operations excluding exceptional items	1.41	1.85
Mark-to-market (hedging of our share-based payment programs)	(0.93)	0.48
Net finance cost (excluding mark-to-market related to the hedging of our share-based payment programs)	(0.66)	(0.67)
Income tax expense	(0.20)	(0.33)
Associates & non-controlling interest	(0.05)	(0.13)

Earnings per share excluding exceptional items and discontinued operations	(0.42)	1.21
Mark-to-market (hedging of our share-based payment programs)	0.93	(0.48)

Underlying EPS	0.51	0.73
Earnings per share excluding exceptional items and discontinued operations	(0.42)	1.21
Exceptional items, before taxes, attributable to equity holders of AB InBev	(0.02)	(0.02)
Exceptional net finance cost, before taxes, attributable to equity holders of AB InBev	(0.78)	0.57
Exceptional taxes attributable to equity holders of AB InBev	0.04	(0.01)
Profit from discontinued operations attributable to equity holders of AB InBev	0.06	0.06

Basic earnings per share	(1.13)	1.80

Note:

(1)	The financial information for three-month period ended 31 March 2019 has been restated to reflect the classification of the Australian operations as discontinued operations.

Adoption of hyperinflation accounting in Argentina

In May 2018, the Argentinean peso underwent a severe devaluation resulting in the three-year cumulative inflation of Argentina exceeding 100% in 2018, thereby triggering the requirement to transition to hyperinflation accounting as prescribed by IAS 29 Financial Reporting in Hyperinflationary Economies as of 1 January 2018.

Consequently, we have applied hyperinflation accounting for our Argentinean subsidiaries for the first time in the year to date September 2018 unaudited interim report, with effect as of 1 January 2018.

The results for the three-month period ended 31 March 2020 were translated at the March 2020 closing rate of 64.468286 Argentinean pesos per US dollar. The results for the three-month period ended 31 March 2019, were translated at the March 2019 closing rate of 43.352783 Argentinean pesos per US dollar.

The impact of hyperinflation accounting for the period ended 31 March 2020 amounted to USD (29) million decrease in revenue, USD 15 million positive monetary adjustment reported in the finance line and no impact in earnings per share excluding exceptional items and discontinued operations.

Recent events

Withdrawal of 2020 Outlook in its entirety

On 27 February 2020, in connection with our fourth quarter and full year 2019 results, we announced a 2020 Outlook. That 2020 Outlook reflected our assessment at that time. Since 27 February 2020, the scale and magnitude of COVID-19 has increased significantly, resulting in restrictions imposed on many customers, as well as other limitations and social distancing measures in many countries in mid-March 2020. Given the uncertainty, volatility and fast-moving developments of the pandemic in the markets in which we operate, on 24 March 2020 we withdrew that 2020 Outlook in its entirety because of the impact of COVID-19.

Bonds Issuance

On 2 April 2020 and 3 April 2020, Anheuser-Busch InBev NV/SA (ABISA) and Anheuser-Busch InBev Worldwide Inc. (ABIWW) respectively, completed the issuance of the following series of bonds:

Issue date	Issuer (Abbreviated)	Maturity Date	Currency	Aggregate principal amount (in USD millions)	Interest rate
2 April 2020	ABISA	2 December 2027	EUR	1,000	2.125%
2 April 2020	ABISA	2 April 2032	EUR	1,750	2.875%
2 April 2020	ABISA	2 April 2040	EUR	1,750	3.700%
3 April 2020	ABIWW	1 June 2030	USD	1,750	3.500%
3 April 2020	ABIWW	1 June 2040	USD	1,000	4.350%
3 April 2020	ABIWW	1 June 2050	USD	2,250	4.500%
3 April 2020	ABIWW	1 June 2060	USD	1,000	4.600%

Update on the sale of Carlton & United Breweries to Asahi Group Holdings, Ltd.

On 19 July 2019, we announced that we had agreed to sell our Australian subsidiary Carlton & United Breweries to Asahi Group Holdings Ltd. for AUD 16 billion, equivalent to approximately USD 11 billion.

On 1 April 2020, the Australian Competition and Consumer Commission granted its clearance of the proposed divestiture, a key step toward completing the transaction.

In May 2020, the Australian Foreign Investment Review Board granted regulatory clearance to Asahi Group Holdings, Ltd. This approval represents the conclusion of the regulatory review process. In line with the terms of the agreement between the parties, the transaction will close on 1 June 2020.

Revised Dividend Proposal

On 14 April 2020, we announced that the revised proposal to pay a final 2019 dividend of 1.00 euro per share previously announced on 27 February 2020, to a proposal to pay a final 2019 dividend of 0.50 euro per share or EUR 1,002 million was proposed by the Board of Directors, reflecting a total dividend payment for the 2019 fiscal year of 1.30 euro per share (or EUR 2,590 million).

COVID-19 Risk Factors

The following risk factors are provided to supplement the risk factors previously disclosed in periodic reports, including our 2019 Annual Report.

Our business, financial condition, cash flows and operating results have been and may continue to be negatively impacted by the COVID-19 pandemic. The public health crisis caused by the COVID-19 pandemic, as well as measures taken in response to contain or mitigate the pandemic, have had, and we expect will continue to have, certain negative impacts on our business including, without limitation, the following:

•

We have experienced disruptions to our ability to operate our production facilities in some countries, and in the future, we may experience further disruption to our ability to operate our production facilities or distribution operations as a result of regulatory restrictions, safety protocols and heightened sanitation measures. In addition, although at this time we have not experienced any material disruption to our supply chain, we may experience delays in deliveries of key supplies or disruptions to our distribution operations. Any sustained interruption in our or our operations or our business partners’ operations, distribution network or supply chain, or any significant continuous shortage of raw materials or other supplies could impact our ability to make, manufacture, distribute or sell our products or may result in an increase in our costs of production and distribution.

•	Sales of our products in the on-premise channel have been significantly impacted by the implementation of social distancing and lockdown measures in most of our markets, including the closure of bars, clubs and restaurants and restrictions on sporting events, music festivals and similar events. If the COVID-19 pandemic intensifies and expands geographically, its negative impacts on our sales could be more prolonged and may become more severe. While we have experienced increased sales in the off-premise channel in certain markets since the outbreak, such increased volumes may not continue in the longer term and may not offset the pressure we are experiencing in the on-premise channel.

•

Consumption of beer and other alcohol and non-alcohol beverages in many of the jurisdictions in which we operate is closely linked to general economic conditions, with levels of consumption tending to rise during periods of rising per capita income and fall during periods of declining per capita income. Deteriorating economic and political conditions in many of our major markets affected by the COVID-19 pandemic, such as increased unemployment, decreases in disposable income, declines in consumer confidence, or economic slowdowns or recessions, could cause a further decrease in demand for our products.

•

The impact of the COVID-19 pandemic on global economic conditions has impacted and may continue to impact the proper functioning of financial and capital markets, as well as foreign currency exchange rates, commodity and energy prices and interest rates. A continuation or worsening of the levels of market disruption and volatility seen in the recent past could have an adverse effect on our ability to access, or costs of, capital or borrowings, our business, our liquidity, our net debt to EBITDA ratio, credit ratings, results of operations and financial condition.

•

Compliance with governmental measures imposed in response to COVID-19 has caused and may continue to cause us to incur additional costs, and any inability to comply with such measures can subject us to restrictions on our business activities, fines, and other penalties, any of which can adversely affect our business. In addition, responses to the COVID-19 pandemic may result in both short-term and long-term changes to fiscal and tax policies in impacted jurisdictions, including increases in tax rates.

Any of the negative impacts of the COVID-19 pandemic, including those described above, alone or in combination with others, may have a material adverse effect on our results of operations, financial condition and cash flows. The full extent to which the COVID-19 pandemic will negatively affect our business, financial condition, cash flows and operating results will depend on future developments that are highly uncertain and cannot be predicted, including the scope and duration of the pandemic and actions taken by governmental authorities and other third parties in response to the pandemic.